Exhibit 99.1

Yandex Announces Second Quarter 2022 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, July 26, 2022 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Q2 2022 Financial and Operational Highlights1,2

In RUB millions		Three months ended June 30
		2021	2022	Change
	Total Revenues	81,402	117,748	45%
	Online Ad Revenues	39,586	48,430	22%
	Total Adjusted EBITDA	5,780	25,694	345%
Total Group	Total Adjusted EBITDA margin, %	7.1%	21.8%	14.7 pp
	Net income/(loss)	(4,664)	8,056	n/m
	Adjusted Net Income	1,012	13,134	n/m
	Share of Russian search market, %	59.7%	62.1%	2.4 pp
	Search share on Android, %	59.5%	61.9%	2.4 pp
	Search share on iOS, %	42.2%	48.4%	6.2 pp
Search and	Revenues	39,212	51,233	31%
Portal	Revenues Ex-TAC	32,151	43,215	34%
	Adjusted EBITDA	18,543	28,461	53%
	Adjusted EBITDA margin, %	47.3%	55.6%	8.3 pp
	Revenues	37,007	56,474	53%
E-Commerce, Mobility	GMV of Mobility[3]	138,580	178,963	29%
and Delivery	GMV of E-commerce[4]	35,007	58,568	67%
	GMV of other O2O services[5]	15,071	23,439	56%
	Total Adjusted EBITDA	(9,062)	2,139	n/m
Plus and Entertainment Services	Yandex Plus subscribers, MM	9.0	13.7	53%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 51.1580 to $1.00, the official exchange rate quoted as of June 30, 2022 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin and adjusted net income. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

(4) GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats grocery service (delivered and paid for), including VAT.

(5) GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery services, the value of orders, delivered through Yandex Food Delivery service, Lavka Israel, and several other smaller O2O experiments, including VAT.

Financial outlook

Given that uncertainty concerning future geopolitical developments and the macro environment remains high, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking outlook at this stage. We aim to remain transparent about the performance and key trends across our businesses with our quarterly Letter to Shareholders.

Corporate and Subsequent Events

●	On February 28, 2022, Nasdaq and the New York Stock Exchange suspended the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. Class A shares, and as of the reporting date, trading in our Class A shares remains halted. There is still no clarity on when and whether trading may be resumed. The trading on the Moscow Exchange continues, however the international settlement systems remain closed for trading in rubles and in any securities of Russian businesses, and it is currently not possible for trades to settle between shareholders that acquired our shares on Nasdaq and investors on the Moscow Exchange. The liquidity of our shares remains limited to the number of shares held in the Russian National Stock Depository (NSD) system. The situation has been further complicated by the sanctions that have been imposed on the NSD and the impact such sanctions have had on the relationships within settlement systems. We continue to review different options to find a workable solution for our shareholders to trade our shares.
●	On April 28, 2022, Yandex announced that its principal Russian operating subsidiary, Yandex LLC, has reached an agreement in principle with VK to sell Yandex’s news aggregation platform and infotainment service Zen. Definitive binding documentation has not yet been signed. The transaction would be subject to the approval of Russian Federal Anti-Monopoly Service (FAS).
●	On June 23, 2022, Arkady Volozh, the company’s co-founder, stepped down with immediate effect from his positions as Executive Director and Chief Executive Officer of Yandex N.V. and from his board and executive positions with its international subsidiaries. As the settlor of a trust which holds Class B shares in the Company for the benefit of his family, Mr. Volozh has given an irrevocable undertaking to the trustee not to instruct the trustee as to how to vote such Class B shares for so long as Arkady remains subject to sanctions. Pursuant to the terms of the trust, the trustee will vote such shares on all matters proposed to the shareholders in accordance with the recommendations of the independent members of the Board of Directors.
●	On June 22, 2022, Yandex announced that its 2022 Annual General Meeting of Shareholders (AGM) will be held later this year. The date will be communicated in due course.
●	In June 2022, Yandex announced that it has completed its purchase of 93.2% in aggregate principal amount of its $1.25 billion 0.75% Convertible Notes due 2025 (the “Notes”) pursuant to a Purchase Agreement dated June 15, 2022. Following the amendment of the terms of the Notes made on June 10, 2022, Yandex also has a call option to redeem all of the remaining Notes pursuant to certain conditions, and Yandex anticipates that all of such remaining Notes will either be purchased or redeemed on or prior to September 12, 2022.
●	Neither Yandex N.V. nor any of its subsidiaries is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designed under such sanctions. Yandex continues to closely monitor developments in this regard.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and six month periods ended June 30, 2021 and 2022:

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Revenues	81,402	117,748	45%	154,538	223,758	45%
Ex-TAC revenues	75,171	110,412	47%	142,906	210,276	47%
Income/(loss) from operations	(4,723)	8,746	n/m	(4,990)	(3,688)	-26%
Adjusted EBITDA	5,780	25,694	345%	16,801	26,965	60%
Net income/(loss)	(4,664)	8,056	n/m	(7,884)	(4,981)	-37%
Adjusted net income	1,012	13,134	n/m	4,020	5,010	25%

Our segment disclosure is provided in the Segment financial results section below.

Cash, cash equivalents and term deposits as of June 30, 2022:

●	RUB 75.6 billion ($1,477.6 million) on a consolidated basis, of which RUB 23.7 billion ($463.3 million) was located outside of Russia.

Segment financial results

Starting in Q2 2022, we introduced the following changes to our segments under which we reported our quarterly financial results previously, in order to better reflect operational structure of our businesses:

●	We renamed the Media Services segment to the Plus and Entertainment Services segment, which better reflects the nature of the included businesses.

Search & Portal

Our Search and Portal segment includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 62.1% in Q2 2022, up from 59.7% in Q2 2021 and 61.0% in Q1 2022, according to Yandex Radar
●	Search share on Android in Russia was 61.9% in Q2 2022, up from 59.5% in Q2 2021 and 59.9% in Q1 2022, according to Yandex Radar
●	Search share on iOS in Russia was 48.4% in Q2 2022, up from 42.2% in Q2 2021 and 46.1% in Q1 2022, according to Yandex Radar
●	Mobile search traffic was 67.2% of our total search traffic in Q2 2022. Mobile revenues represented 58.6% of our search revenues in Q2 2022
●	Search queries in Russia grew 6% in Q2 2022 compared with Q2 2021

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Revenues	39,212	51,233	31%	74,157	95,067	28%
Revenues Ex-TAC	32,151	43,215	34%	60,767	80,340	32%
Adjusted EBITDA	18,543	28,461	53%	35,649	46,860	31%
Adjusted EBITDA margin	47.3%	55.6%	8.3 pp	48.1%	49.3%	1.2 pp

Revenues increased by 31% and Revenues Ex-TAC grew by 34% year-on-year in Q2 2022. The growth was driven by solid trends in both the Yandex Advertising Network and our core search business (supported by further improvement of our search share, especially on iOS) with SMB (small and medium business) clients leading the growth. This solid performance was underpinned by the ongoing improvement in ad technologies and products (including for SMB) as well as market share gains resulting from the reallocation of advertising budgets on the back of the changes in competitive landscape.

Adjusted EBITDA margin came to 55.6% in Q2 2022 significantly improving compared with 47.3% in Q2 2021. The key drivers behind the margin expansion were rigorous cost control and optimization of the volume and timing of certain operational expenses (in light of the overall group’s focus on cash preservation and stricter capital allocation) as well as a positive operating leverage effect driven by strong advertising revenue growth.

E-commerce, Mobility and Delivery

The E-commerce, Mobility and Delivery segment includes our transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA and Yandex Drive, our car-sharing business for both B2C and B2B and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery service of Yandex Eats; and (iii) other O2O businesses, including Yandex Delivery, our last-mile logistics solution for individuals, enterprises and SMB; Yandex Eats Food Delivery, our ready-to-eat delivery service from restaurants; Lavka Israel, our hyperlocal convenience store delivery service; and several smaller experiments.

Key operational trends:

●	Total E-Commerce GMV increased by 67% year-on-year in Q2 2022

Yandex Market

●	The share of GMV sold by third-party sellers on our Yandex Market marketplace reached 84% in Q2 2022 compared to 70% in Q2 2021
●	Marketplace’s assortment was 39.9 million SKUs as of the end of Q2 2022, up from 16.8 million SKUs as of the end of Q2 2021 and 26.1 million SKUs as of the end of Q1 2022
●	The number of active buyers[6] on Yandex Market marketplace increased by 60% year-on-year and reached 11.4 million as of the end of Q2 2022
●	The number of active sellers[7] on Yandex Market marketplace increased by 137% year-on-year and reached 30.8 thousand as of the end of Q2 2022

Mobility

●	The number of rides in the Mobility services increased 28% compared to Q2 2021
●	GMV of the Mobility services grew 29% compared to Q2 2021

(6) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.

(7) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
GMV:
Mobility	138,580	178,963	29%	257,982	346,381	34%
E-Commerce	35,007	58,568	67%	59,493	123,148	107%
First party (1P) business model	14,228	17,418	22%	25,612	36,595	43%
Third party (3P) commission business model	20,779	41,150	98%	33,881	86,553	155%
Other O2O services	15,071	23,439	56%	27,728	47,760	72%
Revenues:
Mobility	18,496	29,938	62%	36,550	56,499	55%
E-Commerce	14,429	19,653	36%	26,630	40,397	52%
Revenues from sale of goods (1P)[8]	11,791	14,140	20%	21,187	29,700	40%
Commission and other e-commerce revenues[9]	2,638	5,513	109%	5,443	10,697	97%
Other O2O services	4,424	7,966	80%	8,375	16,761	100%
Eliminations	(342)	(1,083)	n/m	(417)	(2,284)	n/m
Total revenues	37,007	56,474	53%	71,138	111,373	57%
Adjusted EBITDA E-commerce, Mobility and Delivery:	(9,062)	2,139	n/m	(12,223)	(6,064)	n/m

(8) Revenues related to sales of goods include revenues from Yandex Market 1P sales, revenues from Yandex Lavka 1P sales in Russia, where we use a first-party (1P) business model and act as a direct retailer, and excludes delivery fee revenues related to these businesses.

(9) Commission and other e-commerce revenues include Yandex Market marketplace (3P) commission, delivery, service fee and advertising revenues of grocery delivery services of Yandex Eats, as well as delivery fee and advertising revenue of Yandex Lavka in Russia and other revenues.

The growth in GMV of Mobility reached 29% year-on-year in Q2 2022, driven by the similar increase in number of rides, driven by growth of rider base and their frequency. The growth in GMV of E-commerce reached 67% year-on-year in Q2 2022 affected by the higher focus on cash preservation this quarter as well as the normalization of the overall e-commerce market growth post peak demand in March 2022. The growth in GMV of other O2O services reached 56% year-on-year in Q2 2022, with Yandex Delivery, closely followed by Yandex Food Delivery service, being the largest contributors.

The E-commerce, Mobility and Delivery segment revenues increased by 53% year-on-year, mainly driven by Mobility and E-commerce services (where Yandex Lavka was the largest contributor to growth, followed by Yandex Market). Mobility revenues increased by 62%, driven by solid growth in rides and GMV in ride-hailing as well as by improvement in marketplace efficiency and driver supply. E-commerce revenues increased by 36% in Q2 2022 compared to Q2 2021. The slower-than-GMV revenue growth is primarily explained by the changes in 1P/3P revenue mix in Yandex Market (increase in the share of 3P GMV to 84% in Q2 2022 compared with 70% in Q2 2021). 1P revenues grew 20% year-on-year supported by the growth of Yandex Lavka (on the back of the controlled expansion in the number of dark stores in selected regions) and partly offset by a decrease in Yandex Market 1P sales (mostly as a result of planned strategy to preserve stock aimed at reduction of shortages in light of the increased complexity of the supply chain). Commission and other E-Commerce revenues grew by 109% due to 3P GMV growth and an improved effective take rate in Yandex Market. Other O2O services revenues delivered solid 80% year-on-year growth primarily driven by the growth of Yandex Delivery and Yandex Food Delivery, with Yandex Lavka Israel being the third largest contributor to the revenue growth.

Eliminations related to the E-commerce, Mobility and Delivery segment represent the eliminations of intercompany revenues between different businesses within the segment. The year-on-year dynamic was mainly attributed to a higher volume of E-commerce orders fulfilled by our Yandex Delivery business growing from a low base as well as the growing volume of Yandex Market orders delivered using our Yandex Drive fleet.

Adjusted EBITDA of E-commerce, Mobility and Delivery was RUB 2,139 million in Q2 2022 compared to an adjusted EBITDA loss of RUB 9,062 million in Q2 2021. This significant increase in profitability was driven primarily by improvements in operational efficiency across most of the key businesses included in the segment, as well as a group-wide focus on cash generation and stricter cost control, which included a hiring freeze, optimization of marketing expenses and other overheads, among others.

Plus and Entertainment Services

The Plus and Entertainment Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and our production center Yandex Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 13.7 million as of the end of Q2 2022, up 53% from the end of Q2 2021

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Revenues	4,094	6,150	50%	7,580	11,981	58%
Adjusted EBITDA	(1,732)	(2,595)	50%	(2,989)	(5,766)	93%
Adjusted EBITDA margin	-42.3%	-42.2%	0.1 pp	-39.4%	-48.1%	-8.7 pp

Plus and Entertainment Services revenues grew 50% in Q2 2022 compared with Q2 2021. The increase was primarily driven by the growth of subscription revenue on the back of the expanding base of paid subscribers and changes in tariff mix, as well as good performance in other revenue streams (including licensing and Afisha). Adjusted EBITDA loss of RUB 2.6 billion reflects the increase of the business growth to underpin expansion of the Yandex Plus subscriber base.

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty and Yandex Rent.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Revenues	1,995	2,085	5%	3,778	4,257	13%
Adjusted EBITDA	728	541	-26%	1,113	818	-27%
Adjusted EBITDA margin	36.5%	25.9%	-10.6 pp	29.5%	19.2%	-10.3 pp

Classifieds revenues increased by 5% in Q2 2022 compared with Q2 2021. The positive growth was supported by improvements in our monetization strategies and value-added services, increased dealers’ retention as well as strong performance of Yandex Realty, which offset the adverse impact of the significant downturn on a new car market. Adjusted EBITDA amounted to RUB 0.5 billion in Q2 2022 compared with RUB 0.7 billion in Q2 2021 with margin decreasing 11 pp year-on-year as a result of the revenue growth deterioration, partially offset by the group-wide cost optimization.

Other Business Units and Initiatives

The Other Business Units and Initiatives segment includes our self-driving vehicles business (Yandex SDG), Zen, Yandex Cloud, Yandex Education, Devices, FinTech, Toloka, RouteQ and number of other experiments.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Revenues	4,929	10,185	107%	9,741	17,450	79%
Adjusted EBITDA	(2,779)	(2,896)	4%	(4,927)	(9,023)	83%
Adjusted EBITDA margin	-56.4%	-28.4%	28 pp	-50.6%	-51.7%	-1.1 pp

Other Business Units and Initiatives revenues increased 107% year-on-year in Q2 2022, driven mainly by Devices, Cloud and Education. Devices revenue increased 165% year-on-year to RUB 4.3 billion in Q2 2022 driven by solid demand for our smart devices, including the recently launched second generation of the flagship Yandex Station, supported by the gradual recovery of logistics and production in China after COVID-related lockdowns. Cloud revenue grew 207% year-on-year, which was driven by the increasing demand for Cloud services and solid improvement in our market share on the back of the product portfolio expansion and changing competitive landscape on the domestic market.

The adjusted EBITDA loss amounted to RUB 2.9 billion (including RUB 1.5 billion investments on SDG), compared to RUB 2.8 billion in Q2 2021. The segment demonstrated a material improvement of relative losses as a percentage of revenue primarily driven by solid performance in Cloud and Devices, which have now both reached positive Adjusted EBITDA for the first time.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, devices intercompany sales and others.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Revenues:
Segment revenues	87,237	126,127	45%	166,394	240,128	44%
Eliminations	(5,835)	(8,379)	44%	(11,856)	(16,370)	38%
Total revenues	81,402	117,748	45%	154,538	223,758	45%
Adjusted EBITDA:
Segment adjusted EBITDA	5,698	25,650	350%	16,623	26,825	61%
Eliminations	82	44	-46%	178	140	-21%
Total adjusted EBITDA	5,780	25,694	345%	16,801	26,965	60%

Eliminations related to our revenues increased 44% in Q2 2022 compared with Q2 2021. The increase was mainly attributed to the intercompany revenue in Search and Portal (related to cross service advertising and marketing activities, data centers rent paid by business units and brand royalties).

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expenses. Increases across all cost categories reflect investments in overall growth. In Q2 2022, our headcount decreased by 191 full-time employees. The total number of full-time employees was 18,870 as of June 30, 2022, down by 1% compared with March 31, 2022, and up 27% from June 30, 2021. The decrease primarily reflected the hiring freeze that we implemented during the quarter as a result of our focus on stricter budgeting and cost control due to the high level of uncertainty in the macro environment. The employee turnover remained at a normal level during Q2 2022.

Operating Expenses

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Cost of revenues	41,774	48,721	17%	75,816	99,732	32%
Cost of revenues as a % of revenues	51.3%	41.4%	-9.9 pp	49.1%	44.6%	-4.5 pp
including TAC	6,231	7,336	18%	11,632	13,482	16%
TAC as a % of revenues	7.7%	6.2%	-1.5 pp	7.5%	6.0%	-1.5 pp
Product development	11,234	16,826	50%	22,243	35,987	62%
As a % of revenues	13.8%	14.3%	0.5 pp	14.4%	16.1%	1.7 pp
Sales, general and administrative	27,476	35,742	30%	50,571	76,547	51%
As a % of revenues	33.8%	30.4%	-3.4 pp	32.7%	34.2%	1.5 pp
Depreciation and amortization	5,641	7,713	37%	10,898	15,180	39%
As a % of revenues	6.9%	6.6%	-0.3 pp	7.1%	6.8%	-0.3 pp
Total operating expenses	86,125	109,002	27%	159,528	227,446	43%
As a % of revenues	105.8%	92.6%	-13.2 pp	103.2%	101.6%	-1.6 pp

Total operating expenses increased 27% in Q2 2022 compared with Q2 2021, decelerating from 45% year-on-year growth in Q1 2022. The increase was mainly due to personnel expenses and headcount growth across most of our business units attributed to the growth of the business, сost of revenues related to E-commerce, Mobility and Delivery businesses and Plus and Entertainment services, partially mitigated by the optimization of advertising and performance marketing activities.

TAC grew 18% in Q2 2022 compared with Q2 2021 and represented 6.2% of total revenues, down 142 basis points compared with Q2 2021. The year-on-year dynamic of TAC as a share of revenue was primarily driven by a decrease in the share of advertising revenues as a percentage of total revenues as well as the optimization of TAC rates.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
SBC expense included in cost of revenues	126	129	2%	250	280	12%
SBC expense included in product development	2,592	3,926	51%	6,034	7,466	24%
SBC expense included in SG&A	2,144	2,440	14%	4,382	5,014	14%
Total SBC expense	4,862	6,495	34%	10,666	12,760	20%
As a % of revenues	6.0%	5.5%	-0.5 pp	6.9%	5.7%	-1.2 pp

Total SBC expenses increased 34% in Q2 2022 compared with Q2 2021. The growth was primarily related to settlement of Business Unit Equity Awards in cash, which led to additional cost recognized immediately in Q2 2022. As disclosed in our Annual Report, in light of the current geopolitical and macroeconomic crisis and suspension of trading in our Class A shares on Nasdaq, our Board of Directors approved an amendment of our outstanding equity incentive awards. Accordingly, during the remainder of 2022 participants will receive cash compensation on the vesting dates of the relevant equity awards, in an amount equal to the target value of each tranche of such awards.

Income/(loss) from operations

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Income/(loss) from operations	(4,723)	8,746	n/m	(4,990)	(3,688)	-26%

Income from operations amounted to RUB 8.7 billion in Q2 2022 compared to loss from operations of RUB 4.7 billion in Q2 2021. The increase of the income reflects the improvement of Adjusted EBITDA to RUB 25.7 billion from RUB 5.8 billion in Q2 2021 on the back of the increased operational efficiency and stricter cost control across the group.

Other income/(loss), net for Q2 2022 was loss of RUB 6,105 million, down from income of RUB 230 million in Q2 2021. Other income/(loss), net includes foreign exchange losses in the amount of RUB 5,903 million and RUB 555 million in Q2

2022 and Q2 2021 respectively. The increase of foreign exchange losses reflects the appreciation of Russian ruble against to US dollar by 64% and 5% during Q2 2022 and Q2 2021 respectively.

Income tax expense for Q2 2022 was RUB 3,732 million, up from RUB 485 million in Q2 2021. Our effective tax rate in Q2 2022 was positive of 31.7% compared to negative tax rate of 11.6% in Q2 2021. If we remove the effects of deferred tax asset valuation allowances, SBC expense, tax on dividends, tax provisions recognized, tax effects on debt relief income exemption and permanent difference both related to restructuring of convertible debt, our effective tax rate for Q2 2022 was 20.5%, compared to 21.3% for Q2 2021 as adjusted for similar effects, except of those related to restructuring of convertible debt. The change in the tax rate without above-mentioned effects was primarily driven by the permanent difference between US GAAP and tax accounting in the books of certain of our subsidiaries and reduced tax rate in certain Russian subsidiaries.

Net income was RUB 8.1 billion in Q2 2022, compared with net loss of RUB 4.7 billion in Q2 2021. The changes were mainly attributable to significant growth of operational profitability, as well as a gain on restructuring of our convertible debt in Q2 2022 which were partly offset by growth of foreign exchange losses and income taxes.

Net cash flow from operating activities for Q2 2022 was RUB 20.9 billion ($408.1 million) and capital expenditures were RUB 7.7 billion ($150.6 million).

The total number of shares issued and outstanding as of June 30, 2022 was 358,940,491, including 323,241,816 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.1 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 12.6 million shares, of which RSUs to acquire 6.2 million shares were fully vested; performance share units (PSUs) for 0.3 million shares; synthetic options for 2.0 million, 0.7 million of which were fully vested; Business Unit Equity Awards for 1.9 million, 1.2 million of which were fully vested.

Impact of the current geopolitical crisis

Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for our business and our team.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in significant volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed April 20, 2022.

We continue to provide services to our users and partners as usual. We are taking appropriate measures to conserve cash, consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in the development of our key businesses and services. We are closely monitoring sanctions and export control developments and the macroeconomic climate in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our approximately 19,000 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

With regards to our financial position as of June 30, 2022, our analysis of the effect from the current geopolitical crisis on goodwill and non-current assets shows no material impact.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments and of the continuing COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of July 26, 2022, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC).
●	Adjusted EBITDA means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) SBC expense, (3) interest expense, (4) income tax expense, (5) expenses related to the contingent compensation payable to employees in connection with certain business combinations, (6) loss from equity method investments, (7) impairment of goodwill and other intangible assets, less (1) interest income and (2) other income/(loss), net and (3) gain on restructuring of convertible debt.
●	Adjusted net income means U.S. GAAP net income/(loss) plus (1) SBC expense, (2) expenses related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) amortization of debt discount and issuance costs related to our convertible debt adjusted for the related income tax effect, (4) impairment of goodwill and other intangible assets adjusted for the related income tax effect, less (1) foreign exchange (gains)/losses adjusted for the related income tax effect and (2) gain on restructuring of convertible debt adjusted for the related income tax effect.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Foreign exchange gains/(losses)

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount and issuance costs

We also adjust net income/(loss) for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Expenses related to contingent consideration

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as an expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Goodwill and other intangible assets impairment

Adjusted net income and adjusted EBITDA for Q2 2022 exclude a loss from intangible assets impairment related to E-commerce, Mobility and Delivery business of RUB 2,740 million (the amount of excess of fair value of intangible assets over its carrying value) and related income tax gain of RUB 548 million.

Gain on restructuring of convertible debt

Adjusted net income, adjusted EBITDA and related margin measures for Q2 2022 exclude gain on restructuring of our convertible debt. Adjusted net income for Q2 2022 and its margin measures also exclude income tax attributable to this gain. In June 2022, Yandex completed the purchase of 93.2% in aggregate principal amount of its $1.25 billion 0.75% Convertible Notes due 2025 and provided with a call option giving a right to redeem all remaining Notes ending on September 12, 2022. As a result of the restructuring, a gain in the amount of RUB 9,305 million and a related income tax expense in the amount of RUB 751 million were recognized.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	June 30,	June 30,
	2021*	2022	2022
	RUB	RUB	$
ASSETS
Cash and cash equivalents	79,275	75,592	1,477.6
Term deposits	23,415	-	-
Investments in marketable equity securities	4,049	-	-
Accounts receivable, net	43,568	37,685	736.6
Inventory	9,587	15,823	309.3
Prepaid expenses	12,663	12,670	247.7
VAT reclaimable	13,498	12,701	248.3
Funds receivable, net	6,180	4,118	80.5
Other current assets	7,740	7,745	151.4
Total current assets	199,975	166,334	3,251.4
Goodwill	117,864	118,521	2,316.8
Property and equipment, net	98,325	107,291	2,097.2
Operating lease right-of-use assets	36,245	31,544	616.6
Intangible assets, net	22,359	18,929	370.0
Content assets, net	13,767	15,339	299.8
Equity method investments	9,425	6,489	126.8
Deferred tax assets	5,625	5,627	110.0
Long-term prepaid expenses	3,278	3,589	70.2
Other non-current assets	8,633	8,758	171.2
Total non-current assets	315,521	316,087	6,178.6
TOTAL ASSETS	515,496	482,421	9,430.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	84,495	77,478	1,514.4
Debt, current portion	—	23,358	456.6
Income and non-income taxes payable	16,196	20,555	401.8
Deferred revenue	10,415	10,783	210.8
Total current liabilities	111,106	132,174	2,583.6
Debt, non-current portion	85,835	26,438	516.8
Operating lease liabilities	24,642	20,672	404.1
Finance lease liabilities	15,350	15,612	305.2
Deferred tax liabilities	2,989	2,855	55.8
Other accrued liabilities	2,649	2,976	58.1
Total non-current liabilities	131,465	68,553	1,340.0
Total liabilities	242,571	200,727	3,923.7
Redeemable noncontrolling interests	869	338	6.6
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658, and Class C: 37,748,658); shares issued (Class A: 323,800,479, Class B: 35,698,674, and Class C: 10,000); shares outstanding (Class A: 323,004,678, and 323,241,816, respectively, Class B: 35,698,674 and Class C: nil)	281	281	5.5
Treasury shares at cost (Class A: 795,801 and 558,663, respectively)	(2,728)	(1,393)	(27.2)
Additional paid-in capital	112,942	116,634	2,279.9
Accumulated other comprehensive income	16,193	23,304	455.5
Retained earnings	131,488	125,293	2,449.1
Total equity attributable to Yandex N.V.	258,176	264,119	5,162.8
Noncontrolling interests	13,880	17,237	336.9
Total shareholders’ equity	272,056	281,356	5,499.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	515,496	482,421	9,430.0

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RUB	RUB	$	RUB	RUB	$

Revenues	81,402	117,748	2,301.7	154,538	223,758	4,373.9
Operating costs and expenses:
Cost of revenues(1)	41,774	48,721	952.4	75,816	99,732	1,949.5
Product development(1)	11,234	16,826	328.9	22,243	35,987	703.4
Sales, general and administrative(1)	27,476	35,742	698.6	50,571	76,547	1,496.4
Depreciation and amortization	5,641	7,713	150.8	10,898	15,180	296.7
Total operating costs and expenses	86,125	109,002	2,130.7	159,528	227,446	4,446.0
Income/(loss) from operations	(4,723)	8,746	171.0	(4,990)	(3,688)	(72.1)
Interest income	1,180	1,037	20.3	2,357	2,399	46.9
Interest expense	(861)	(1,109)	(21.7)	(1,654)	(1,729)	(33.8)
Gain on restructuring of convertible debt	-	9,305	181.9	-	9,305	181.9
Loss from equity method investments	(5)	(86)	(1.7)	(6)	(451)	(8.8)
Other income/(loss), net	230	(6,105)	(119.4)	689	(4,567)	(89.3)
Net income/(loss) before income taxes	(4,179)	11,788	230.4	(3,604)	1,269	24.8
Income tax expense	485	3,732	72.9	4,280	6,250	122.2
Net income/(loss)	(4,664)	8,056	157.5	(7,884)	(4,981)	(97.4)
Net income/(loss) attributable to noncontrolling interests	785	(2,290)	(44.8)	1,028	(3,676)	(71.8)
Net income/(loss) attributable to Yandex N.V.	(3,879)	5,766	112.7	(6,856)	(8,657)	(169.2)
Net income/(loss) per Class A and Class B share:
Basic	(10.88)	15.54	0.30	(19.26)	(23.53)	(0.46)
Diluted	(10.88)	15.32	0.30	(19.26)	(23.53)	(0.46)
Weighted average number of Class A and Class B shares used in per share computation
Basic	356,616,989	371,106,744	371,106,744	356,017,710	367,856,773	367,856,773
Diluted	356,616,989	376,105,159	376,105,159	356,017,710	367,856,773	367,856,773

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	126	129	2.5	250	280	5.5
Product development	2,592	3,926	76.7	6,034	7,466	145.9
Sales, general and administrative	2,144	2,440	47.8	4,382	5,014	98.0

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2021	2022	2022
	RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income/(loss)	(4,664)	8,056	157.5
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation of property and equipment	4,239	5,858	114.5
Amortization of intangible assets	1,402	1,855	36.3
Amortization of content assets	1,682	2,324	45.4
Operating lease right-of-use assets amortization and the lease liability accretion	2,631	3,485	68.1
Amortization of debt discount and issuance costs	519	532	10.4
Share-based compensation expense	4,862	(2,713)	(53.0)
Deferred income tax expense/(benefit)	(3,662)	353	6.9
Foreign exchange losses	555	5,903	115.4
Loss from equity method investments	5	86	1.7
Gain on restructuring of convertible debt	-	(9,305)	(181.9)
Impairment of long-lived assets	-	2,740	53.6
Provision for expected credit losses	224	401	7.8
Other	231	240	4.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,134)	283	5.5
Prepaid expenses	(4,687)	(1,714)	(33.5)
Inventory	(382)	(2,401)	(46.9)
Accounts payable, accrued and other liabilities and non-income taxes payable	(1,034)	9,354	182.8
Deferred revenue	462	910	17.8
Other assets	(3,549)	(1,830)	(35.8)
Content assets	(2,888)	(3,017)	(59.0)
Content liabilities	315	(524)	(10.2)
Net cash provided by/(used in) operating activities	(4,873)	20,876	408.1
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(13,685)	(7,704)	(150.6)
Acquisitions of businesses, net of cash acquired	(46)	-	-
Investments in marketable equity securities	(1,422)	-	-
Proceeds from sale of marketable equity securities	2,578	-	-
Investments in term deposits	(56,941)	-	-
Maturities of term deposits	70,437	2,000	39.1
Loans granted	(474)	(13)	(0.3)
Proceeds from repayments of loans	577	41	0.8
Other investing activities	(144)	32	0.7
Net cash provided by/(used in) investing activities	880	(5,644)	(110.3)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	244	-	-
Repayment of convertible debt	-	(45,832)	(895.9)
Proceeds from issuance of debt	-	46,446	907.9
Payment for finance leases	(128)	(372)	(7.3)
Other financing activities	(490)	(645)	(12.6)
Net cash used in financing activities	(374)	(403)	(7.9)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(644)	(25,274)	(494.1)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(5,011)	(10,445)	(204.2)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	92,925	86,312	1,687.2
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	87,914	75,867	1,483.0

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	92,878	86,047	1,682.0
Restricted cash and cash equivalents, beginning of period	47	265	5.2
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	92,925	86,312	1,687.2

Cash and cash equivalents, end of period	87,867	75,592	1,477.6
Restricted cash and cash equivalents, end of period	47	275	5.4
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	87,914	75,867	1,483.0

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2021	2022	2022
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss	(7,884)	(4,981)	(97.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	8,015	11,649	227.7
Amortization of intangible assets	2,883	3,531	69.0
Amortization of content assets	3,072	4,626	90.4
Operating lease right-of-use assets amortization and the lease liability accretion	5,030	7,711	150.7
Amortization of debt discount and issuance costs	1,036	585	11.4
Share-based compensation expense	10,666	3,552	69.4
Deferred income tax expense/(benefit)	(4,065)	315	6.2
Foreign exchange losses	291	4,231	82.7
Loss from equity method investments	6	451	8.8
Gain on restructuring of convertible debt	-	(9,305)	(181.9)
Impairment of long-lived assets	-	3,644	71.2
Provision for expected credit losses	506	1,038	20.3
Other	180	481	9.5
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(2,982)	4,540	88.7
Prepaid expenses	(5,196)	(2,395)	(46.7)
Inventory	(1,988)	(6,065)	(118.6)
Accounts payable, accrued and other liabilities and non-income taxes payable	5,907	(1,108)	(21.6)
Deferred revenue	287	694	13.6
Other assets	(8,110)	185	3.6
Content assets	(7,547)	(6,199)	(121.2)
Content liabilities	3,581	(353)	(6.9)
Net cash provided by operating activities	3,688	16,827	328.9
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(17,244)	(25,687)	(502.1)
Acquisitions of businesses, net of cash acquired	(7,274)	(820)	(16.0)
Investments in marketable equity securities	(9,869)	-	-
Proceeds from sale of marketable equity securities	2,735	5,859	114.5
Investments in debt securities	-	100	2.0
Investments in term deposits	(187,251)	(2,000)	(39.1)
Maturities of term deposits	170,608	25,769	503.6
Loans granted	(560)	(25)	(0.5)
Proceeds from repayments of loans	577	480	9.4
Other investing activities	(231)	(206)	(4.0)
Net cash provided by/(used in) investing activities	(48,509)	3,470	67.8
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	864	-	-
Repayment of convertible debt	-	(45,832)	(895.9)
Proceeds from issuance of debt	-	46,781	914.4
Payment of contingent consideration and holdback amount	(10)	(69)	(1.3)
Payment for finance leases	(202)	(719)	(14.1)
Payment of overdraft borrowings	-	(2,940)	(57.5)
Other financing activities	(1,240)	(1,156)	(22.5)
Net cash used in financing activities	(588)	(3,935)	(76.9)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	877	(19,893)	(388.8)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(44,532)	(3,531)	(69.0)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	132,446	79,398	1,552.0
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	87,914	75,867	1,483.0

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	132,398	79,274	1,549.6
Restricted cash and cash equivalents, beginning of period	48	124	2.4
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	132,446	79,398	1,552.0

Cash and cash equivalents, end of period	87,867	75,592	1,477.6
Restricted cash and cash equivalents, end of period	47	275	5.4
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	87,914	75,867	1,483.0

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Total revenues	81,402	117,748	45%	154,538	223,758	45%
Less: traffic acquisition costs (TAC)	6,231	7,336	18%	11,632	13,482	16%
Ex-TAC revenues	75,171	110,412	47%	142,906	210,276	47%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Net income/(loss)	(4,664)	8,056	n/m	(7,884)	(4,981)	-37%
Add: depreciation and amortization	5,641	7,713	37%	10,898	15,180	39%
Add: SBC expense	4,862	6,495	34%	10,666	12,760	20%
Add: compensation expense related to contingent consideration	-	-	n/m	227	(27)	n/m
Less: gain on restructuring of convertible debt	-	(9,305)	n/m	-	(9,305)	n/m
Less: interest income	(1,180)	(1,037)	-12%	(2,357)	(2,399)	2%
Add: interest expense	861	1,109	29%	1,654	1,729	5%
Add: loss from equity method investments	5	86	n/m	6	451	n/m
Less: other income/(loss), net	(230)	6,105	n/m	(689)	4,567	n/m
Add: impairment of goodwill and other intangible assets	-	2,740	n/m	-	2,740	n/m
Add: income tax expense	485	3,732	n/m	4,280	6,250	46%
Adjusted EBITDA	5,780	25,694	345%	16,801	26,965	60%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2021	2022	Change	2021	2022	Change
Net income/(loss)	(4,664)	8,056	n/m	(7,884)	(4,981)	-37%
Add: SBC expense	4,862	6,495	34%	10,666	12,760	20%
Add: compensation expense related to contingent consideration	-	-	n/m	227	(27)	n/m
Less: foreign exchange gains/(losses)	555	5,903	n/m	291	4,231	n/m
Add: income tax attributable to foreign exchange gains/(losses)	(130)	(1,491)	n/m	(57)	(1,183)	n/m
Less: gain on restructuring of convertible debt	-	(9,305)	n/m	-	(9,305)	n/m
Add: income tax attributable to gain on restructuring of convertible debt	-	752	n/m	-	752	n/m
Add: impairment of goodwill and other intangible assets	-	2,740	n/m	-	2,740	n/m
Less: income tax attributable to impairment of goodwill and other intangible assets	-	(548)	n/m	-	(548)	n/m
Add: amortization of debt discount and issuance costs	519	532	3%	1,036	585	-44%
Less: income tax attributable to amortization of debt discount and issuance costs	(130)	-	n/m	(259)	(14)	-95%
Adjusted net income	1,012	13,134	n/m	4,020	5,010	25%

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru